UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)

KCG Holdings, Inc.
(Name of Issuer)

Class A Common Stock, par value $0.01
(Title of Class of Securities)

48244B100
(CUSIP Number)

Thomas J. Murphy
c/o General Atlantic Service Company, LLC
55 East 52 nd Street,
32 nd Floor
New York, NY 10055
(212) 715-4000

August 5, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box [  ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 48244B100	SCHEDULE 13D	Page 2 of 20

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GA-GTCO Interholdco, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 26,803,710
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 26,803,710
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,803,710
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.4%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 48244B100	SCHEDULE 13D	Page 3 of 20

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON General Atlantic LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 26,803,710
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 26,803,710
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,803,710
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.4%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 48244B100	SCHEDULE 13D	Page 4 of 20

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON General Atlantic GenPar, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 26,803,710
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 26,803,710
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,803,710
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.4%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 48244B100	SCHEDULE 13D	Page 5 of 20

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON General Atlantic Partners 83, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 26,803,710
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 26,803,710
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,803,710
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.4%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 48244B100	SCHEDULE 13D	Page 6 of 20

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON General Atlantic Partners 93, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 26,803,710
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 26,803,710
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,803,710
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.4%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 48244B100	SCHEDULE 13D	Page 7 of 20

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GA-GTCO US AIV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 26,803,710
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 26,803,710
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,803,710
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.4%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 48244B100	SCHEDULE 13D	Page 8 of 20

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GA-GTCO AIV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 26,803,710
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 26,803,710
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,803,710
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.4%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 48244B100	SCHEDULE 13D	Page 9 of 20

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GAP-W, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 26,803,710
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 26,803,710
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,803,710
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.4%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 48244B100	SCHEDULE 13D	Page 10 of 20

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GAP Coinvestments III, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 26,803,710
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 26,803,710
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,803,710
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.4%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 48244B100	SCHEDULE 13D	Page 11 of 20

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GAP Coinvestments IV, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 26,803,710
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 26,803,710
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,803,710
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.4%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 48244B100	SCHEDULE 13D	Page 12 of 20

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GAP Coinvestments CDA, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 26,803,710
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 26,803,710
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,803,710
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.4%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 48244B100	SCHEDULE 13D	Page 13 of 20

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GapStar, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 26,803,710
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 26,803,710
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,803,710
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.4%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 48244B100	SCHEDULE 13D	Page 14 of 20

Item 1.  Security and Issuer.

This Amendment No. 2 to the Schedule 13D (as so amended, the “Statement”) is being filed by the undersigned to amend the Statement as originally filed with the SEC on July 1, 2013, as previously amended on June 11, 2015.  This Statement relates to the Class A Common Stock, par value $0.01 per share (the “Class A Common Stock”), of KCG Holdings, Inc., a Delaware corporation (the “Company”), and is being filed to amend the Statement as set forth below.  Capitalized terms used and not defined in this Amendment No. 2 shall have the meanings ascribed to them in the Statement as previously amended.  The principal executive offices of the Company are located at 545 Washington Boulevard, Jersey City, New Jersey 07310.

Item 2.  Identity and Background.

Item 2 is hereby amended and restated in its entirety as follows:

This Statement is being filed by a “group,” as defined in Rule 13d-5 of the General Rules and Regulations promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  The members of the group are:

(i)	GA-GTCO Interholdco, LLC, a Delaware limited liability company (“GA-GTCO Interholdco”);

(ii)	General Atlantic LLC, a Delaware limited liability company (“GA LLC”);

(iii)	General Atlantic GenPar, L.P., a Delaware limited partnership (“GenPar”);

(iv)	General Atlantic Partners 83, L.P., a Delaware limited partnership (“GAP 83”);

(v)	General Atlantic Partners 93, L.P., a Delaware limited partnership (“GAP 93”);

(vi)	GA-GTCO US AIV, L.P., a Delaware limited partnership (“GA US AIV”);

(vii)	GA-GTCO AIV, L.P., a Delaware limited partnership (“GA AIV”);

(viii)	GAP-W, LLC, a Delaware limited liability company (“GAP-W”);

(ix)	GAP Coinvestments III, LLC, a Delaware limited liability company (“GAPCO III”);

(x)	GAP Coinvestments IV, LLC, a Delaware limited liability company (“GAPCO IV”);

(xi)	GAP Coinvestments CDA, L.P., a Delaware limited partnership (“GAPCO CDA”); and

(xii)	GapStar, LLC, a Delaware limited liability company (“GapStar”).

We refer to GA-GTCO Interholdco, GA LLC, GenPar, GAP 83, GAP 93, GA US AIV, GA AIV, GAP-W, GAPCO III, GAPCO IV, GAPCO CDA and GapStar, collectively, as the “Reporting Persons.”

CUSIP No. 48244B100	SCHEDULE 13D	Page 15 of 20

The Reporting Persons are located at:

c/o General Atlantic Service Company, LLC
55 East 52 nd Street, 32 nd Floor,
New York, NY 10055

Each of the Reporting Persons is engaged in acquiring, holding and disposing of interests in various companies for investment purposes.

The members of GA-GTCO Interholdco are GAP 83, GAP 93, GA US AIV, GA AIV, GAP-W, GAPCO III, GAPCO IV, GAPCO CDA and GapStar.   The general partner of GAP 83, GAP 93, GAP US AIV and GAP AIV is GenPar. GenPar is also the manager of GAP-W.  The general partner of GenPar is GA LLC.  GA LLC is the managing member of GAPCO III and GAPCO IV and the general partner of GAPCO CDA.  There are 24 managing directors of GA LLC (the “GA Managing Directors”).  Certain GA Managing Directors are the members of GapStar.  The information required by General Instruction C to Schedule 13D is attached hereto as Schedule A and is hereby incorporated by reference.  The present principal occupation or employment of each of the GA Managing Directors is as a managing director of GA LLC.

None of the Reporting Persons and none of the individuals listed on Schedule A have, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or subject to any judgment, decree or final order finding any violation of federal or state securities laws or enjoining future violations of, or prohibiting or mandating activities subject to, such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

Unchanged.

Item 4.  Purpose of Transaction.

Item 4 is hereby amended by inserting the following at the end thereof:

On August 5, 2016, GA-GTCO Interholdco sold an aggregate of 1,500,000 shares at a price of $14.85 per share in an open market transaction.

CUSIP No. 48244B100	SCHEDULE 13D	Page 16 of 20

Item 5.  Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

(a)           As of the date hereof, GA-GTCO Interholdco owns of record 18,709,027 shares of Class A Common Stock and 8,094,683 Warrants.  Such 18,709,027 shares of Class A Common Stock and 8,094,683 Warrants represent 28.4% of the outstanding Class A Common Stock (based on a total of 94,507,176 shares of Class A Common Stock outstanding, which consists of (i) an estimated 86,412,493 shares of Class A Common Stock (including restricted stock units) outstanding as of August 5, 2016, according to information filed by the Company on August 9, 2016, and (ii) 8,094,683 Warrants). Each of the Reporting Persons other than GA-GTCO Interholdco owns of record no shares of the Class A Common Stock and no Warrants.

By virtue of the fact that (i) the GA Funds hold all of the interests of GA-GTCO Interholdco, (ii) GenPar is the general partner of GAP 83, GAP 93, GAP US AIV and GAP AIV and the manager of GAP-W, (iii) GA LLC is the general partner of GenPar and GAPCO CDA and the managing member of GAPCO III and GAPCO IV and (iv) the GA Managing Directors may be deemed to share voting and dispositive power with respect to shares and interests held by the GA Funds, and voting and disposition decisions with respect to shares and interests held by the GA Funds are made by a portfolio committee of GA LLC comprising certain of the GA Managing Directors as well as officers of GA LLC, the Reporting Persons may be deemed to beneficially own, in the aggregate, 26,803,710 shares of the Class A Common Stock, which includes 8,094,683 Warrants, representing approximately 28.4% of the issued and outstanding Class A Common Stock.

(b)           Each of the Reporting Persons has the shared power to direct the vote and the shared power to direct the disposition of the 18,709,027 shares of Class A Common Stock and 8,094,683 Warrants that may be deemed to be owned beneficially by each of them.

(c)           Please see Item 3, which is hereby incorporated by reference.  Except as set forth in Item 3 or otherwise herein, to the knowledge of the Reporting Persons with respect to the persons named in response to paragraph (a), none of the persons named in response to paragraph (a) has effected any transactions in shares of Class A Common Stock during the past 60 days.

(d)            To the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A Common Stock owned by any member of the group.

(e)           Not applicable.

CUSIP No. 48244B100	SCHEDULE 13D	Page 17 of 20

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to the Issuer.

Unchanged.

Item 7.  Materials to be Filed as Exhibits.

Unchanged.

CUSIP No. 48244B100	SCHEDULE 13D	Page 18 of 20

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  August 9, 2016

GA-GTCO INTERHOLDCO, LLC

By:	General Atlantic GenPar, L.P.,
Its managing member

By:	General Atlantic LLC,
Its general partner

By:	/s/ Thomas J. Murphy
	Name:	Thomas J. Murphy
	Title:	Managing Director

GENERAL ATLANTIC LLC

By:	/s/ Thomas J. Murphy
	Name:	Thomas J. Murphy
	Title:	Managing Director

GENERAL ATLANTIC GENPAR, L.P.

By:	General Atlantic LLC,
Its general partner

By:	/s/ Thomas J. Murphy
	Name:	Thomas J. Murphy
	Title:	Managing Director

CUSIP No. 48244B100	SCHEDULE 13D	Page 19 of 20

GENERAL ATLANTIC PARTNERS 83, L.P.

By:	General Atlantic GenPar, L.P.,
Its general partner

By:	General Atlantic LLC,
Its general partner

By:	/s/ Thomas J. Murphy
	Name:	Thomas J. Murphy
	Title:	Managing Director

GENERAL ATLANTIC PARTNERS 93, L.P.

By:	General Atlantic GenPar, L.P.,
Its general partner

By:	General Atlantic LLC,
Its general partner

By:	/s/ Thomas J. Murphy
	Name:	Thomas J. Murphy
	Title:	Managing Director

GA-GTCO, US AIV, L.P.

By:	General Atlantic GenPar, L.P.,
Its general partner

By:	General Atlantic LLC,
Its general partner

By:	/s/ Thomas J. Murphy
	Name:	Thomas J. Murphy
	Title:	Managing Director

GA-GTCO, AIV, L.P.

By:	General Atlantic GenPar, L.P.,
Its general partner

By:	General Atlantic LLC,
Its general partner

By:	/s/ Thomas J. Murphy
	Name:	Thomas J. Murphy
	Title:	Managing Director

CUSIP No. 48244B100	SCHEDULE 13D	Page 20 of 20

GAP-W, LLC

By:	General Atlantic GenPar, L.P.,
Its manager

By:	General Atlantic LLC,
Its general partner

By:	/s/ Thomas J. Murphy
	Name:	Thomas J. Murphy
	Title:	Managing Director

GAP COINVESTMENTS III, LLC

By:	General Atlantic LLC,
Its managing member

By:	/s/ Thomas J. Murphy
	Name:	Thomas J. Murphy
	Title:	Managing Director

GAP COINVESTMENTS IV, LLC

By:	General Atlantic LLC,
Its managing member

By:	/s/ Thomas J. Murphy
	Name:	Thomas J. Murphy
	Title:	Managing Director

GAP COINVESTMENTS CDA, L.P.

By:	General Atlantic LLC,
Its general partner

By:	/s/ Thomas J. Murphy
	Name:	Thomas J. Murphy
	Title:	Managing Director

GAPSTAR LLC

By:	/s/ Thomas J. Murphy
	Name:	Thomas J. Murphy
	Title:	Vice President

SCHEDULE A

GA Managing Directors

Name	Business Address	Citizenship
Steven A. Denning (Chairman)	600 Steamboat Road Greenwich, Connecticut 06830	United States
William E. Ford (Chief Executive Officer)	55 East 52nd Street 32nd Floor New York, New York 10055	United States
J. Frank Brown (Chief Operating Officer)	55 East 52nd Street 32nd Floor New York, New York 10055	United States
Thomas J. Murphy (Chief Financial Officer)	600 Steamboat Road Greenwich, Connecticut 06830	United States
John D. Bernstein	23 Savile Row London W1S 2ET United Kingdom	United Kingdom
Gabriel Caillaux	23 Savile Row London W1S 2ET United Kingdom	France
Andrew Crawford	55 East 52nd Street 32nd Floor New York, New York 10055	United States
Alex Crisses	55 East 52nd Street 32nd Floor New York, New York 10055	United States
Mark F. Dzialga	600 Steamboat Road Greenwich, Connecticut 06830	United States
Martin Escobari	Rua Dr. Renato Paes de Barros, 1017 15Ú andar 04530-001 Sao Paulo, Brazil	Bolivia and Brazil

Name	Business Address	Citizenship
David C. Hodgson	55 East 52nd Street 32nd Floor New York, New York 10055	United States
René M. Kern	55 East 52nd Street 32nd Floor New York, New York 10055	United States and Germany
Jonathan C. Korngold	55 East 52nd Street 32nd Floor New York, New York 10055	United States
Christopher G. Lanning	55 East 52nd Street 32nd Floor New York, New York 10055	United States
Anton J. Levy	55 East 52nd Street 32nd Floor New York, New York 10055	United States
Sandeep Naik	Level 19, Birla Aurora Dr. Annie Besant Road Worli, Mumbai 400 030 India	United States
Joern Nikolay	Maximilianstrasse 35b 80539 Munich Germany	Germany

Name	Business Address	Citizenship
Andrew C. Pearson	600 Steamboat Road Greenwich, Connecticut 06830	United States
Brett B. Rochkind	228 Hamilton Ave. Palo Alto, CA 94301	United States
David A. Rosenstein	55 East 52nd Street 32nd Floor New York, New York 10055	United States
Graves Tompkins	55 East 52nd Street 32nd Floor New York, New York 10055	United States
Robbert Vorhoff	55 East 52nd Street 32nd Floor New York, New York 10055	United States
Ke Wei	Suite 1704, 17/F Alexandra House 18 Chater Road Central, Hong Kong China	PRC
Chi Eric Zhang	Suite 1704, 17/F Alexandra House 18 Chater Road Central, Hong Kong China	Hong Kong SAR